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Exhibit 99.1

PRESS RELEASE

Leitch Press Contact: Cynthia Odom
Tel: +1(757) 548-2300 x1015
(800) 231-9673 x1015
cynthia.odom@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
reg.tiessen@leitch.com
www.leitch.com

7 December, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY WAIVES THE DEADLINE FOR THE
DEPOSIT OF PROXIES

        TORONTO, ON — Leitch Technology Corporation (TSX:LTV) announced today that it has waived the 5:00 p.m., December 4, 2003 deadline for the deposit of proxies to be used at Leitch's Annual General Meeting to be held on Monday, December 8, 2003. The Board of Directors has waived the deadline in order to permit the holders of a significant number of Leitch common shares, whose proxies have been received by the company's transfer agent since the deadline, to exercise their voting rights.

        As identified in the notice of the Annual General Meeting previously delivered to shareholders, the Annual General Meeting of the shareholders of Leitch Technology Corporation will be held at the Toronto Hilton Hotel, Toronto I & II Rooms, 145 Richmond Street West, Toronto, Ontario on Monday, December 8, 2003, at 11:00 a.m., Toronto time.

About Leitch

Leitch Technology is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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LEITCH TECHNOLOGY WAIVES THE DEADLINE FOR THE DEPOSIT OF PROXIES